Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Morgan Stanley Private Markets and Alternatives Fund-Balanced

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$37,185,554.80	$138.10	$5,135.33
Fees Previously Paid	-		-
Total Transaction Valuation	$37,185,554.80
Total Fees Due for Filing			$5,135.33
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$5,135.33